EXHIBIT 99.1

Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2008 Results and Declares Quarterly Dividend of $0.475 per Share

Athens, Greece – November 3, 2008 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and nine month periods ended September 30, 2008 and declared a quarterly dividend of $0.475 per share for the third quarter 2008.

Third Quarter 2008 Highlights

•

Net income of $39.2 million , an increase of 85% from $21.2 million in the third quarter of 2007, and earnings per share of $0.72, an increase of 85% from earnings per share of $0.39 in the third quarter of 2007.

•

EDITDA1 of $45.7 million , an increase of 78% from $25.7 million in the third quarter of 2007.

•

Net revenue for the third quarter of 2008 increased by 20% to $53.4 million from $44.5 million during the same period in 2007. The Company operated 11 vessels during the third quarter of 2008 at a Time Charter Equivalent (“TCE”)2 rate of $52,724 compared to the same number of vessels and a TCE rate of $43,901 during the third quarter of 2007.

•

Declaration of a dividend of $0.475 per share for the third quarter of 2008.

First Nine Months 2008 Highlights

•

Net income and earnings per share of $107.3 million, or $1.97 per share , for the nine month period ended September 30, 2008 compared to $176.0 million or $3.23 per share for the nine month period ended September 30, 2007, which included a $112.4 million gain on sale of assets in 2007. Net income and earnings per share, excluding gain on sale of assets, increased by 68% from $63.6 million, or $1.17 per share, for the nine month period ended September 30, 2007 to $107.3 million, or $1.97 per share, for the nine month period ended September 30, 2008.

•

Net revenue for the nine month period ended September 30, 2008 increased by 41% to $154.1 million from $109.5 million during the same period in 2007. The Company operated 11 vessels during the nine month period ended September 30, 2008 at a TCE rate of $51,511 compared to an average of 10.63 vessels and a TCE rate of $37,680 during the same period in 2007.

•

Adjusted EDITDA3 of $126.6 million , an increase of 68% from $75.3 million in the same period of 2007.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.475 per share payable on or about November 28, 2008 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (“NYSE”) on November 21, 2008. As of October 31, 2008, the Company had 54,501,334 shares of common stock outstanding.

This is the second consecutive cash dividend of the Company since its listing on the New York Stock Exchange on June 3, 2008. On August 11, 2008, Company had declared a cash dividend on its common stock of $0.1461 per share representing the pro rata portion of a quarterly dividend of $0.475 for the period beginning June 3, 2008 (the date of closing of the Company's initial public offering) through June 30, 2008.

Fleet and Employment Profile

•

The Company’s operational fleet is comprised of 11 drybulk vessels with an average age of 3.37 years as of September 30, 2008. The Company has also contracted for an additional nine drybulk carriers with deliveries scheduled through the second half of 2010.

•

As of October 15, 2008, the contracted employment of the Company’s fleet under period time charters is as follows: 100% of fleet ownership days for the remainder of 2008, 87% for 2009 and 66% for 2010. This includes vessels which will be delivered to us in the future but have already been chartered-out as of their delivery date.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer

of the Company stated: “Our net income in the third quarter of 2008 increased by

85% to $39.2 million from $21.2 million in the third quarter of 2007. We have reduced our exposure to charter rate fluctuations, especially in this current volatile market, by contracting in advance all our ownership days for the remainder of 2008, 87% for 2009 and 66% for 2010.

We look forward to our planned fleet expansion with the expected delivery of the MV Eleni during November 2008 and of the MV Martine in the first quarter of 2009, which will be funded through bank credit facilities that have already been contracted.  Both vessels have been chartered-out upon delivery on long-term period time charters with reputable drybulk shippers. In addition, we are pleased to have maintained our dividend policy and to have declared a dividend of $0.475 per share for the third quarter of 2008.”

Conference Call

On Tuesday, November 4, 2008 at 10:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0 (800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until November11, 2008 by dialling 1 (866) 247-4222 (US Toll Free Dial In), 0 800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2008 Results

Net income increased by 85% to $39.2 million for the third quarter of 2008 from $21.2 million for the third quarter of 2007. This increase is attributable to the following factors:

Net revenues: Net revenues were $53.4 million for the third quarter of 2008, a 20% increase compared to $44.5 million for the third quarter of 2007, due to an increase in prevailing charter rates from a TCE of $43,901 to $52,724.   Net revenues for the third quarter 2008 were also reduced by $2.7 million related to early redelivery costs of one of our vessels4.

Vessel operating expenses: Vessel operating expenses increased 23% to $3.8 million for the third quarter of 2008, compared to $3.1 million for the same period in 2007. Daily vessel operating expenses increased to $3,733 for the third quarter 2008, compared to $3,098 for the third quarter of 2007.These increases are attributed mainly to:

•

increased crew wages;

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increased insurance cost due to increases in our vessels’ insured values; and

•

increased prices for lubricants.

General and administrative expenses: General and administrative expenses increased to $1.6 million for the third quarter of 2008, compared to $0.3 million for the third quarter of 2007, primarily attributable to $0.8 million related to the implementation of the new management agreement terms effective as of January 1, 2008 and $0.5 million related to public company expenses.

Early redelivery cost:  During the third quarter of 2007, an amount of $1.1 million was incurred relating to the early termination of a period time charter of one of our vessels. This amount was recorded as an expense, as at the time of concluding the charter termination agreement we had not secured a replacement charter contract for the relevant vessel. Had a replacement charter agreement been secured, the relevant cost would have been recognised as a reduction in revenue over the term of the new charter agreement. From time to time, we may enter into agreements to terminate existing charter agreements in order to take advantage of strong period time charter rates.

Interest expense: Interest expense increased to $4.1 million in the third quarter of 2008 from $2.2 million for the same period in 2007, attributable primarily to additional indebtedness and higher interest rates. The weighted average interest rate was 3.758% in the third quarter of 2008, compared to 3.3817% in the third quarter of 2007. The weighted average of loans outstanding during the third quarter of 2008 was $427.7 million, compared to $256.9 million during the third quarter of 2007. The higher average indebtedness reflects additional indebtedness to finance vessel acquisitions, including advances for newbuildings, and indebtedness used for general corporate purposes, including dividends.

(Loss)/Gain on derivatives: Loss on derivatives amounted to $3.1 million for the third quarter of 2008 compared to a gain of $0.02 million for the same period of 2007, as a result of the mark-to-market valuation of certain interest rate swap transactions.  At the end of the third quarter of 2008, there were seven interest rate swap transactions outstanding, while there were no interest rate swaps outstanding at the end of the third quarter of 2007. Through these interest rate swaps, the Company has effectively hedged the interest rate exposure of approximately 62% of its aggregate loans outstanding. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing long term interest rates at that time ..

Foreign currency gain / (loss): The effect of foreign currency exchange differences on loans denominated in foreign currencies was diminished in the third quarter of 2008 as during the third quarter only part of one loan is denominated in foreign currency.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIODS ENDED SEPTEMBER  30, 2007 AND 2008

	Three Month Period Ended		Nine Month Period Ended
(In thousands of U.S. Dollars except for share and per share data)	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008
REVENUES:
Revenues	45,959	55,648	113,483	160,287
Commissions	(1,499)	(2,239)	(3,998)	(6,153)
Net revenues	44,460	53,409	109,485	154,134
EXPENSES:
Voyage expenses	(32)	(52)	(138)	(169)
Vessel operating expenses	(3,135)	(3,778)	(9,060)	(12,605)
Depreciation	(2,613)	(2,614)	(6,970)	(7,784)
General and administrative expenses	(304)	(1,625)	(817)	(6,342)
Early redelivery cost	(1,089)	-	(15,971)	(565)
Gain on sale of assets	-	-	112,360	-
Operating income	37,287	45,340	188,889	126,669
OTHER (EXPENSE) / INCOME:
Interest expense	(2,215)	(4,109)	(5,485)	(12,382)
Other finance costs	(54)	(103)	(135)	(263)
Interest income	339	374	890	956
Gain / (loss) on derivatives	22	(3,112)	(462)	1,456
Foreign currency (loss) / gain	(14,155)	922	(7,580)	(9,003)
Amortization and write-off of deferred finance charges	(13)	(65)	(94)	(109)
Net income	21,211	39,247	176,023	107,324

Earnings per share	0.39	0.72	3.23	1.97
Weighted average number of shares	54,500,000[5]	54,500,000	54,500,000[5]	54,500,000

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2007 AND SEPTEMBER 30, 2008

(In thousands of U.S. Dollars)	December 31, 2007	September 30, 2008
ASSETS

Total current assets	98,883	63,096
Total fixed assets	308,340	358,989
Other non current assets	434	10,560
Total assets	407,657	432,645
LIABILITIES AND EQUITY

Current portion of long-term debt	16,620	20,524
Long-term debt, net of current portion	306,267	406,876
Other liabilities	30,372	26,805
Shareholders equity/(deficit)	54,398	(21,560)
Total liabilities and equity	407,657	432,645

Fleet Data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008

FLEET DATA
Number of vessels at period’s end	11.00	11.00	11.00	11.00
Weighted average age of fleet (in years)	2.36	3.37	2.36	3.37
Ownership days (1)	1,012	1,012	2,902	3,014
Available days (2)	1,012	1,012	2,902	2,989
Operating days (3)	1,011	1,006	2,901	2,976
Fleet utilization (4)	99.9%	99.4%	99.9%	98.7%
Average number of vessels in the period (5)	11.00	11.00	10.63	11.00
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$43,901	$52,724	$37,680	$51,511
Daily vessel operating expenses (7)	$3,098	$3,733	$3,122	$4,182

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent  the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in the period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items.  Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA AND ADJUSTED EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008

Net Income	21,211	39,247	176,023	107,324
Plus Net Interest Expense	1,876	3,735	4,595	11,426
Plus Depreciation	2,613	2,614	6,970	7,784
Plus Amortization	13	65	94	109
EBITDA	25,713	45,661	187,682	126,643
Less Gain from Sale of Assets	-	-	(112,360)	-
Adjusted EBITDA	25,713	45,661	75,322	126.643

EBITDA represents net income plus net interest expense, tax, depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.

Adjusted EBITDA represents our EBITDA after giving effect to the removal of the gain on sale of assets for the relevant periods. Adjusted EBITDA assists our management and investors by increasing the comparability of our fundamental performance with respect to our vessel operation, without including the gains we have received through the sale of assets during the relevant periods. We believe that this removal of the gain on sale of assets allows us to better illustrate the operating results of our vessels for the periods indicated.

EBITDA and Adjusted EBITDA are not items recognized by GAAP and should not be considered as alternatives to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The company excluded gain on sale of vessels to derive an adjusted EBITDA figure as gain on sale is a non-recurring item.

Fleet Employment Profile as of October 15, 2008

Set out below is a table showing our vessels and their contracted employment. The contracted charter coverage based on Company’s best estimate with respect to charter duration as of October 15, 2008 is:

2008 ....................…………...……………100%

2009 ………………………..………..……87%
2010 ……………………………..…..……66%

This includes vessels that will be delivered to us in the future but have already been chartered-out as of their delivery date.

Vessel Name	Dwt	Year Built (a)	Shipyard (Country)	Charter Rate (b)	Time Charter Duration (c)
				($/day)
Panamax class

MV Efrossini	76,000	2003	Japan	69,600 (1st) 59,600 (2nd) 49,600 (3rd)	Feb 2008-Feb 2011
MV Maria	76,000	2003	Japan	67,000 (1st) 46,000 (2nd) 46,000 (3nd)	Feb 2008-Feb 2011
MV Vassos	76,000	2004	Japan	43,000 29,000	Oct 2007-Oct 2008 Nov 2008-Nov 2013
MV Katerina	76,000	2004	Japan	62,000 73,000 52,500	Feb 2008-Jan 2009 Jan 2009-Jan 2010 Feb 2010-Feb 2011

MV Maritsa	76,000	2005	Japan	53,500 OPEN (g) 28,000 (d)	Jan 2008-Jan 2009 Feb 2009-Dec 2009 Jan 2010-Feb 2015

Kamsarmax class

MV Pedhoulas Merchant	82,300	2006	Japan	38,500 75,000 (e)	Nov 2007-Nov 2008 Nov 2008-Nov 2009
MV Pedhoulas Trader	82,300	2006	Japan	69,000 (1st) 56,500 (2nd) 42,000 (3rd) 20,000 (4th) 20,000 (5th)	July 2008-July 2013
MV Pedhoulas Leader	82,300	2007	Japan	36,750	Dec 2007-Dec 2009

Post-Panamax class

MV Stalo	87,000	2006	Japan	48,500 OPEN (g) 34,160	July 2007-July 2009 Aug 2009-Jan 2010 Jan 2010-Jan 2015
MV Marina	87,000	2006	Japan	SPOT (h) 61,500 (1st) 51,500 (2nd) 41,500 (3rd) 31,500 (4th) 21,500 (5th)	Oct 2008- Nov 2008 Dec 2008-Dec 2013
MV Sophia	87,000	2007	Japan	SPOT (h) 34,720	Sep 2008-Oct 2008 Oct 2008-Oct 2013

NEWBUILDS
Kamsarmax class

Hull no. 2054	81,000	Q1,2010	Korea	OPEN (g)
Hull no. 2055	81,000	Q2,2010	Korea	OPEN (g)

Post-Panamax class

MV Eleni	87,000	Q4, 2008	Japan	70,000 66,400 34,160	Nov 2008-Oct 2009 Oct 2009-Mar 2010 Apr 2010-Apr 2015
MV Martine	87,000	Q1, 2009	Japan	40,500	Jan 2009-Jan 2014

Hull no. 1039	92,000	Q3,2009	Korea	OPEN (g)
Hull no. 1050	92,000	Q1,2010	Korea	OPEN (g)

[TBD] (f)	90,000+	H2, 2010	(f)	OPEN (g)

Capesize class
MV Pelopidas	176,000	Q1,2010	China	40,000	H1 2010-H1 2020
MV Kanaris	176,000	Q1,2010	China	OPEN (g) 25,928	Q1 2010-Oct 2011 Nov 2011-Nov 2031

(a)

For newbuilds, the dates shown reflect Company’s best estimates regarding expected delivery dates. Q and H followed by a number denote the relevant quarter or half year respectively.

(b)

Numerical notation adjacent to the charter rate denotes the year in which this is applicable.

(c)

Stated delivery / redelivery dates reflect Company’s best estimates, and could alter according to the relevant charter contract.

(d)

Average rate quoted among various options which could alternatively be exercised.

(e)

Charterer holds option to extend charter duration to five years, in which case the average rate will be $45,000.

(f)

Information not disclosed.

(g)

Vessel is available for new charter party contracts either in the spot or in the period time charter market.

(h)

Vessel fixed in the spot market.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s fleet consists of 11 drybulk vessels, all built post 2003, and the Company has contracted to acquire an additional nine drybulk newbuild vessels to be delivered at various times beginning in the second half of 2008 through 2010.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 899-4980

Fax:

   +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 EBITDA represents net income plus interest expense, tax, depreciation and amortization.  See "EBITDA Reconciliation".

2 Refer to definition of “TCE” in Note 6 of Fleet Data Table.

3 Adjusted EBITDA represents EBITDA after giving effect to the removal of the gain of sale of assets of $112.4 million for the nine months ended September 30, 2007. See “EBITDA Reconciliation”.

4 Refer further to early redelivery costs.

5 Gives retroactive effect to the shares issued to Vorini Holdings Inc. in connection with our initial public offering.